UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
22 July 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Phillips 66 Partners LP

File No. 333-187582 – CF# 29764

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Phillips 66 Partners LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 27, 2013, as amended on June 27, 2013.

Based on representations by Phillips 66 Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8	through June 30, 2018
Exhibit 10.9	through June 30, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary